November 3, 2010

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E. Stop 7010
Washington, D.C. 20549

RE:	SEC Comment Letter dated October 1, 2010
The Clorox Company, Form 10-K for the Fiscal Year Ended June 30, 2010.
File Number 1-7151

Dear Mr. Decker:

We respectfully submit the following responses to the comments included in your letter of October 1, 2010, relating to your review of The Clorox Company’s (“Clorox” or “the Company”) Form 10-K for the Fiscal Year Ended June 30, 2010.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses and thank you for your attention devoted to our filing. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended June 30, 2010

Exhibit 99.1

Question #1: General

We note in the “Clorox Worldwide” section of your website that you have included Syria among your markets and locations around the world. Syria is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding your contacts with Syria.

Please describe to us the nature and extent of your past, current, and anticipated contacts in Syria, whether through subsidiaries, licensees, distributors, joint ventures, or other direct or indirect arrangements. Your response should describe any goods, services, or technology that you have provided into Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Syrian government or entities it controls.

Response:

The Company’s contacts in Syria consist of the sale by its Clorox Europe Limited subsidiary (a UK company) of cleaning and household products to an unaffiliated Syrian distributor named East Mediterranean Company for Industry & Trade (“East Mediterranean”), which resells the products to Syrian retailers and customers. The products sold into Syria are all manufactured by one of two joint venture entities in Saudi Arabia in which Clorox holds a minority interest. The entities, Mohammed Ali Abudawood & Partners for Industry Co. Ltd. and National Cleaning Products Company, Ltd., each then export the products to East Mediterranean on behalf of Clorox Europe Limited. Clorox Europe sends invoices for products sold to East Mediterranean to Transmed Lebanon, a sister company of East Mediterranean located in Lebanon which arranges payment for the invoices on behalf of East Mediterranean. The business with East Mediterranean is carried out under a distribution agreement dated September 30, 1968. East Mediterranean is owned by the Es-Said family, which to the Company’s knowledge is not affiliated with the Syrian government. The Company has no current intent to terminate the agreement. With respect to contacts with the Syrian government or government-controlled entities, the Company has not entered into any agreements or commercial arrangements with the government or such entities.

Question #2: General

Please discuss the materiality of your contacts with Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms and, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria:

Response:

The Company’s revenues from products sold to East Mediterranean for the first quarter of fiscal year 2011 and fiscal years 2010, 2009 and 2008 were approximately $0.4 million, $2.7 million, $2.5 million and $2.0 million, respectively, representing less than .05% of the Company’s total revenues for those periods. At least two-thirds of revenues in each fiscal year are attributable to sales of Clorox liquid bleach, with remaining sales are comprised of Clorox for Colors laundry products, Clorox all-purpose cleaners, Clorox antiseptic disinfectants and Formula 409 cleaners. The Company’s assets associated with Syria at the end of the first quarter of fiscal year 2011 and fiscal years 2010, 2009, and 2008 consist of accounts receivable of approximately $0.3 million, $0.6 million, $0.6 million, and $0.3 million, respectively, representing less than .02% of the Company’s total assets for those periods. There are no Company liabilities in Syria.

The Company’s business in Syria represents an extremely insignificant part of its consolidated operations, assets, and liabilities, and consequently the Company believes that this business poses no material investment risk to Company security holders. Because many of the products sold into Syria are used by hospitals, schools and other institutions for cleaning and disinfecting as well as used for household purposes, the Company believes its products serve an important humanitarian role for the people of Syria. As such, the Company believes its minor presence in Syria is unlikely to materially affect an investor’s investment decision or the Company’s reputation and share value.

MD&A

Question #3: Financial Position and Liquidity, Page 14

Based on your working capital requirements, the current borrowing availability under credit agreements, credit ratings, and your anticipated ability to generate positive cash flows from operations in the future, you believe you will have the funds necessary to meet all your financing requirements and other fixed obligations as they become due. Please expand your disclosures to address your consideration of your negative working capital of $523 million at June 30, 2010 as well as your 58% decrease in cash and cash equivalents from June 30, 2009 to June 30, 2010 in making this determination.

Response:

As requested by the Staff, the Company will expand its disclosures and include the following language in it’s Working Capital discussion included in the September 30, 2010 Form 10-Q. Please note that the $155 million of short term intercompany borrowings as of June 30, 2010 that is disclosed on page 14 of Management’s Discussion and Analysis represents amounts the Company borrowed from its subsidiaries to pay down commercial paper balances, leading to the lower cash balance as of June 30, 2010 as compared to June 30, 2009.

Additional Language:

The Company’s total cash balance increased by $199 million as of September 30, 2010 as compared to June 30, 2010. The lower cash balance at June 30, 2010 was primarily attributable to repayment of temporary intercompany borrowings allowed under temporary U.S. federal tax law changes that provide tax relief for U.S. companies to borrow from their foreign subsidiaries on a short-term basis, borrowings which the Company used to pay down commercial paper balances during fiscal year 2010. As of June 30, 2010, the Company had borrowed $155 million from its subsidiaries pursuant to the provisions of this tax relief. All such borrowings were repaid during the first quarter of fiscal year 2011. The Company is eligible to make additional borrowings subject to this tax relief through June 30, 2011.

As of September 30, 2010 and June 30, 2010, total current liabilities exceeded total current assets (excluding assets held for sale) by $448 million and $561 million, respectively, which was primarily attributable to the Company’s focus on maintaining receivable, inventory and payable balances at levels consistent with the Company’s business plan and the classification of $300 million of senior notes maturing in February 2011 in current liabilities. Although the Company has sufficient access to both the commercial paper market and current credit lines to fund the maturity of its senior notes, it plans to refinance the $300 million of maturing notes with the issuance of new senior notes prior to maturity. The Company believes it will be able to successfully refinance the notes at a lower rate based on its strong credit ratings, strong and consistent cash flows and demonstrated access to fixed income markets, as evidenced by ongoing successful commercial paper issuances and the placement of $300 million of senior notes as recently as November 2009. The Company believes that its strong ongoing operating cash flows, ongoing access to the commercial paper markets, the $1.1 billion undrawn credit facility and the planned refinance of senior notes will enable the Company to meet all of its operating and capital needs for the foreseeable future.

Operating Activities

Question #4: Venezuela, page 14

Prior to the adoption of highly inflationary accounting on January 1, 2010, please tell us if different rates were used to re-measure U.S. dollar denominated balances held by your Venezuelan subsidiary from those rates used to translate your Venezuelan subsidiary’s assets, liabilities, and operations. For example, the parallel rate may have been used to re-measure the U.S. dollar denominated balances and subsequently the Venezuelan subsidiary’s assets, liabilities, and operations may have been translated using the official rate.

Response:

The Company’s practices and policies with respect to Venezuela and all its foreign subsidiaries entail using the same rate as the basis for translation and re-measurement purposes. For example, we confirm that the parallel rate, which we disclosed was used for translation purposes as of December 31, 2009, was also used to re-measure U.S. dollar denominated balances held by our Venezuelan subsidiary in that same fiscal quarter. As disclosed, the parallel rate used for translation purposes was 5.87 Bolivar Fuertes to the U.S. dollar as of December 31, 2009.

Critical Accounting Policies

Question #5: Valuation of Intangible Assets and Property, Plant and Equipment, page 23

We have provided responses separately to the various aspects of Question #5 for added clarity:

In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:
  The reporting unit level at which you test goodwill for impairment and your basis for that determination;
The Company’s reporting units for goodwill impairment testing purposes include its domestic Strategic Business Units (SBUs), its Burt’s Bees worldwide strategic business unit, and in the International reporting segment, the individual countries, except in a limited number of areas, such as the Caribbean region, where the reporting unit is the region. These reporting units are the smallest components of the Company’s business for which discrete financial information is available that is reviewed by the managers of our operating segments. The Company will identify its reporting units in its future filings, as illustrated below the last point of this question.
  How you weight each of the methods used to value goodwill, including the basis for that weighting;

In connection with its goodwill impairment analysis, the Company considered the three generally accepted approaches for valuing a business: the Income, Market and Cost approaches. Based on the nature of the Company’s businesses, its reporting unit’s current and expected financial performance, and the inconsistent availability of comparable external market transactions from which to establish fair value, the Company determined that the Income approach is the most appropriate method in estimating the fair value of its reporting units under the first step of its impairment analysis. As such, the Company primarily uses a discounted cash flow analysis (DCF) using assumptions consistent with the three year long-range plan, which is presented to the Board, and the broader business strategy for the longer term. The Company then compares the DCF valuation results to sales and EBITDA multiples from reported recent acquisitions in the market, to the extent available, to assess the overall reasonableness of the estimated fair values derived in its DCF results. As a final reasonableness check of the DCF, the Company reconciles the estimated fair values derived in the DCF valuations for the total Company based on the individual reporting units to market capitalization and trading multiples.
  How the methodologies used for valuing goodwill in the current year have changed since the prior year; and
There have been no changes to the methodologies used for valuing goodwill.
  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
    Identify the reporting units;
    The amount of goodwill;
    A description of the assumptions that drive the estimated fair value;
    A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
    A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
    Please correspondingly expand your disclosures regarding the Burt’s Bees reporting unit.
As disclosed on page 23 of Management’s Discussion and Analysis, the fair value of the Burt’s Bees reporting unit was in excess of its book carrying value by approximately 5%. One of the Company’s other reporting units had an estimated fair value that exceeded its carrying amount by approximately 30%, and the fair value of all other reporting units exceeded their carrying values by more than 100%. The Company will enhance its future disclosures on the fair value of the Burt’s Bees reporting unit to address the above points, as illustrated below the last point of this question.
  Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows are not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.
All the Company’s long-lived assets were determined to have undiscounted cash flows that were substantially in excess of carrying value.

The following revised Critical Accounting Policy disclosure incorporates the points raised above (refer to shaded text for revisions) and will be included in our September 30, 2010 Form 10-Q:

Valuation of Intangible Assets and Property, Plant and Equipment

The Company tests its goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets for impairment annually unless there are indications during a different interim period that these assets may have become impaired. During the fourth quarter of fiscal year 2010, the Company changed the date of its annual impairment test of goodwill and indefinite-lived intangible assets from January 1 to April 1. The change was made to more closely align the annual impairment test with the Company’s long-range planning and forecasting process. The change did not delay, accelerate, or avoid an impairment charge. The Company has determined that this change in accounting principle is preferable under the circumstances.

With respect to goodwill, impairment occurs when the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. An impairment charge is recorded for the difference between the carrying amount and the implied fair value of the reporting unit’s goodwill. The Company’s reporting units for goodwill impairment testing purposes are its domestic Strategic Business Units (SBUs), Burt’s Bees, and in the International reporting segment, its operations in the individual countries, except in a limited number of areas, such as the Caribbean region, where the reporting unit is the region. These reporting units are the smallest components of the Company’s business for which discrete financial information is available that is reviewed by the managers of the operating segments.

To determine the fair value of a reporting unit, the Company uses a discounted cash flow (DCF) approach, as it believes that this approach is the most reliable indicator of fair value of its businesses and the fair value of their future earnings and cash flows. Under this approach, the Company estimates the future cash flows of each reporting unit and discounts these cash flows at a rate of return that reflects their relative risk. The cash flows used in the DCF are consistent with the Company’s three year long-range plan, which is presented to the Board and gives consideration to actual business trends experienced, and the broader business strategy for the longer term. The other key estimates and factors used in the DCF include, but are not limited to, future sales volumes, revenue and expense growth rates, changes in working capital, foreign exchange rates, currency devaluation, inflation, and a perpetuity growth rate.

For trademarks and other intangible assets with indefinite lives, impairment occurs when the carrying amount of an asset is greater than its estimated fair value. An impairment charge is recorded for the difference between the carrying amount and the fair value. The Company uses an income approach, the relief-from-royalty method, to estimate the fair value of its trademarks and other intangible assets with indefinite lives. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The determination of the fair values of trademarks and other intangible assets with indefinite lives requires significant judgments in determining both the assets’ estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce different results. There were no instances of impairment identified during fiscal years 2010 and 2009. During fiscal year 2008, as a result of the annual review, the Company recorded $2 of asset impairment charges in its International segment, related to indefinite-lived intangible assets.

The Company performed its annual impairment review of goodwill and indefinite-lived intangible assets as of January 1, 2010, and again as of April 1, 2010. No instances of impairment were identified during the reviews as all the carrying values of the Company’s reporting units were determined to be in excess of fair value. However, as discussed in more depth below, the fair value of the Burt’s Bees reporting unit was in excess of its book carrying value by approximately 5%. There were no instances of impairment identified during fiscal years 2009 and 2008 related to goodwill.

The Burt’s Bees reporting unit includes $614 of goodwill. The valuation assumes both sales growth and EBIT margin expansion, reflecting the Company’s current and long term business plan and strategies. The sales and EBIT margin growth rate assumptions contemplate strong growth in the U.S. and significant international growth over the next 10 years. If the Company’s sales growth and EBIT margin expansion expectations are not realized, a change to the valuation may result in the future, which could result in a potential impairment. Macroeconomic factors such as overall economic and category growth rates, commodity prices and foreign currency rates also may impact the valuation over time. The Company is monitoring any events, circumstances or changes in the Burt’s Bees business that might imply a reduction in the estimated fair value and lead to impairment of a portion of the goodwill.

Property, plant and equipment and finite-lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. The Company’s impairment review requires significant management judgment including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and estimated proceeds from the disposal of the assets. The Company conducts quarterly reviews of idle and underutilized equipment, and reviews business plans for possible impairment indicators. Impairment occurs when the carrying amount of the asset (or asset group) exceeds its estimated future undiscounted cash flows and the impairment is viewed as other than temporary. When impairment is indicated, an impairment charge is recorded for the difference between the asset’s book value and its estimated fair value. Depending on the asset, estimated fair value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement.

***

In addition:
  I acknowledge that The Clorox Company has always been and remains responsible for the adequacy and accuracy of this disclosure in its filings;
  I understand the Commission’s position that comments from the SEC staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  I understand the Commission’s position that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact Susan Gentile, Vice President- Controller at (510) 271- 7766 or me at (510) 271-7377.

Sincerely,

/s/ Daniel J. Heinrich

Daniel J. Heinrich
Executive Vice President-Chief
Financial Officer

cc:

Nudrat Salik	Securities and Exchange Commission
Laura Stein	Senior Vice President – General Counsel
Thomas Johnson	Vice President-Global Business Services & Chief Accounting Officer
Susan Gentile	Vice President – Controller
Angela Hilt	Vice President – Corporate Secretary and Associate General Counsel
Gary Waring	Ernst & Young
Todd Silva	Ernst & Young